



Quesadilla Gorilla, Inc. Small Business Bond™

Bond Terms:

Bond Yield: 7.5%

Target Raise Amount: $500,000

Offering End Date: June 10, 2022

Repayment Period: 7 years (84 months)

Minimum Raise Amount: $100,000

Company Details:

Name: Quesadilla Gorilla, Inc.

Founded: 2013

Address: 302 W Main St.
            Visalia, CA 93291

Industry: Limited-Service Restaurants

Employees: 55

Website: https://www.quesadillagorilla.com

Use of Funds Allocation:

If the maximum raise is met:

$150,000 (30.00%) – of the proceeds will go towards a new food truck
$100,000 (20.00%) – of the proceeds will go towards marketing for corporate/franchise leads
$100,000 (20.00%) – of the proceeds will go towards marketing for franchise rights
$100,000 (20.00%) – of the proceeds will go towards equipment for the 6th store
$32,500 (6.50%) – of the proceeds will go towards improvements to the Fresno store
$8,750 (3.50%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 19,100 Followers; Facebook: 7,100 Followers;





Business Metrics:

	FY20	FY21	YTD 2/28/2022
Total Assets	$162,904	$421,698	$392,758
Cash & Cash Equivalents	$19,045	$135,311	$75,755
Accounts Receivable	$0	$1,486	$1,486
Short-term Debt	$8,299	$3,595	$120,085
Long-term Debt	$353,408	$765,086	$756,206
Revenue	$1,628,872	$2,590,017	$419,736
Cost of Goods Sold	$1,167,551	$1,752,889	$303,179
Taxes	$0	$0	$0
Net Income	-$164,661	-$114,278	-$135,522

Recognition:

Quesadilla Gorilla, Inc. has been in business since 2013 and was incorporated in 2017. It has 4 locations & 3 mobile catering units, with 2 more locations in the works with an annual revenue of $2.6 million in 2021 and a growth rate of 7,547% since the company opened in 2013.

About:

Quesadilla Gorilla, Inc. only has one goal– keep the menu simple, fresh, affordable and delicious. They are a community-driven company dedicated to building relationships through an enjoyable environment, authentic hospitality, and quality quesadillas.

For more information, contact our Customer Support Team at support@thesmbx.com

